February 5, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Christina Fettig

Re:	The Arbitrage Funds - Registration Nos. 333-30470 and 811-09815 AltShares Trust – Registration Nos. 333-233772 and 811-23475 (the “Registrants”)

Dear Ms. Fettig:

This letter is in response to your comments provided via telephone conference on January 7, 2025 relating to the May 31, 2024 annual report (the “Annual Report”) of each Registrant named above, which were filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on August 7, 2024:

Comments applicable to The Arbitrage Funds and AltShares Trust

1.	Comment: Each Registrant presents a shareholder letter, portfolio information and disclosure of fund expenses in Item 7 of Form N-CSR in addition to the new tailored shareholder report requirements. Please explain whether this is the approach taken just for this year or going forward.

Response: The Registrants confirm that this approach, which includes filing a full annual report in Item 7 of Form N-CSR in addition to the tailored shareholder reports, was taken just for this year. Going forward, the Registrants expect to file in response to Item 7(a) of Form N-CSR a document titled ”Annual Financial Statements and Additional Information” or “Semi-Annual Financial Statements and Additional Information,” which will include the information required by Items 7-11 of Form N-CSR and which will be publicly accessible, free of charge, at the website address specified at the beginning of each fund’s shareholder report.

2.	Comment: If derivatives materially affect the performance, please include the discussion in the Management’s Discussion of Fund Performance.

Response: The Registrant will include this discussion in future filings, if applicable.

3.	Comment: Instruction 8 to Form N-1A Item 27A(d)(2) states that if a fund uses an index that is different from the one used for the immediately preceding reporting period, the fund should explain the reason(s) for the change. The funds in this review included disclosure regarding changes in the index in the prospectus update, but did not include the reason for the change in the tailored shareholder report. This is a reminder that the disclosure regarding index changes is also required in the tailored shareholder report.

Response: The Registrants acknowledge this comment regarding Instruction 8 to Form N-1A Item 27A(d)(2) and will comply with this requirement in all future filings where it applies.

4.	Comment: Pursuant to Instruction 15 to Form N-1A Item 27(a)(d), if a fund provides updated performance information on its website or through other widely accessible mechanisms, direct shareholders to where they can find this information.

Response: The Registrants confirm that future tailored shareholder reports will direct shareholders to where they can find updated performance information.

5.	Comment: Form N-1A Item 27A(f), Graphical Representation of Holdings, requires a fund to disclose the basis for the presentation (net asset value, total investments, or total exposure). Please comply in future filings.

Response: The Registrants confirm that future tailored shareholder reports will include the disclosure required by Form N-1A Item 27A(f) regarding the basis for the graphical representation of holdings.

6.	Comment: The Registrants’ Form N-CSR Items 10 and 11 refer to Item 7. It may not be clear to shareholders where the information is located in Item 7. In future filings, please make it clear to shareholders where those disclosures that are responsive to Items 10 and 11 are located in Item 7.

Response: In future filings, the Registrants will make it clear to shareholders where the disclosures that are responsive to Items 10 and 11 of Form N-CSR are included in Item 7, by referencing the heading of the section where the disclosures are located. Please see the response to Comment 13 below with respect to the Item 10 disclosure for AltShares Trust.

7.	Comment: Please explain how each Registrant has met the requirement to post Form N-CSR Items 7-11 on its website. Please reference Rule 30e-1 of the Investment Company Act of 1940. This requirement is also addressed in Item 6.c of ADI 2024-14: Tailored Shareholder Report Common Issues, published on November 6, 2024.

Response: For the annual filing dated May 31, 2024, each Registrant subsequently posted the disclosures required by Items 7-11 of Form N-CSR on its website as a single PDF file titled, “Annual Financial Statements and Additional Information.” For the semi-annual filing dated November 30, 2024, each Registrant will post the disclosures required by Items 7-11 of Form N-CSR on its website as a single PDF file titled, “Semi-Annual Financial Statements and Additional Information.”

8.	Comment: Item 16(a) of Form N-CSR requires disclosure of the conclusions of the Registrant’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the Registrant’s disclosure controls and procedures as of a date within 90 days of the filing date of the report. The Registrants’ Form N-CSR filing references “within the most recent fiscal half-year of the filing date.” We ask each Registrant to amend the N-CSR to update this item as of date within 90 days of the filing date.

Response: Each Registrant confirms that on January 30, 2024, it filed an amended Form N-CSR to update this item as of a date within 90 days of the filing date of the amended Form N-CSR.

9.	Comment: Item 19(a)(3) of Form N-CSR requires a separate certification for each principal executive and principal financial officer of the Registrant as required by Rule 30a-2(a) under the Investment Company Act of 1940. Item 4(c) of the certification filed with Registrant’s Form N-

CSR references “a date within the most recent fiscal half-year prior to the filing date of this report” but Item 19(a)(3) requires the certification to be as of a date within 90 days prior to the filing date of the report. We ask each Registrant to amend the N-CSR to update the required certifications as of date within 90 days of the filing date.

Response: Each Registrant confirms that on January 30, 2024, it filed an amended Form N-CSR to update the required certifications as of a date within 90 days of the filing date of the amended Form N-CSR.

10.	Comment: In future filings, for funds that invest in zero coupon bonds (e.g., Water Island Credit Opportunities Fund, footnote (d) in the Schedule of Investments), please disclose the yield on the zero coupon bonds in the Schedule of Investments.

Response: The Registrant confirms that in future filings on Form N-CSR, it will disclose the yield on the zero coupon bonds in the Schedule of Investments.

11.	Comment: Water Island Event-Driven Fund (a series of The Arbitrage Funds) and AltShares Event-Driven ETF and AltShares Merger Arbitrage ETF (each a series of AltShares Trust) are non-diversified funds. Confirm that the funds continue to operate as non-diversified funds. If a fund has been operating as a diversified fund for more than three years, please confirm that the fund will receive shareholder approval prior to changing its status back to non-diversified.

Response: The Registrants confirm that Water Island Event-Driven Fund (a series of The Arbitrage Funds) and AltShares Event-Driven ETF and AltShares Merger Arbitrage ETF (each a series of AltShares Trust) continue to operate as non-diversified funds. The Registrants also confirm that if any fund operates as a diversified fund for more than three years, the fund will receive shareholder approval prior to changing its status back to non-diversified.

Comments Applicable to AltShares Trust Only

12.	Comment: In the tailored shareholder report, the average annual total returns table for each of AltShares Event-Driven ETF and AltShares Merger Arbitrage ETF presents market price returns in addition to NAV returns. Only NAV returns are required and permitted. Please revise the presentation accordingly in future filings. See Item 2.a of ADI 2024-14 for reference.

Response: The Registrant confirms that it will revise the presentation in future filings to show NAV returns only.

13.	Comment: In reference to Item 10 of Form N-CSR for the exchange traded funds, which are unitary fee funds, please explain whether the Item 10 disclosures were included in Item 7 of Form N-CSR.

Response: Under the unitary fee arrangement, no renumeration was paid by the Registrant to the directors, officers, and others of AltShares Event-Driven ETF and AltShares Merger Arbitrage ETF (collectively, the “Funds”). In future filings, the Registrant will more clearly state that the Funds’ Board of Trustees (the “Board”) is not compensated directly by the Funds and that Board members are paid by Water Island Capital, LLC, the investment adviser to the Funds (the “Adviser”), from the unitary management fees paid to the Adviser by the Funds.

14.	Comment: Please confirm in correspondence that the investment adviser for each of AltShares Event-Driven ETF and AltShares Merger Arbitrage ETF is current with payments to service providers.

Response: Confirmed. The Adviser to the Funds is current with payments to service providers.

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Fatima Sulaiman of K&L Gates LLP at (202) 778-9082.

Sincerely,

Arbitrage Funds

/s/ Jonathon Hickey

Name: Jonathon Hickey
Title: Treasurer

AltShares Trust

/s/ Jonathon Hickey

Name: Jonathon Hickey
Title: Chief Financial Officer and Treasurer

cc:	Fatima Sulaiman, K&L Gates LLP

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